UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13D
                    (Amendment No. 1)

         Under the Securities Exchange Act of 1934


                    Donnkenny, Inc.

                   (Name of Issuer)


                     Common Stock

           (Title of Class and Securities)


                     258006105

          (CUSIP Number of Class of Securities)


                 Michael J. Halpern
           1999 Avenue of the Stars, Suite 1950
                Los Angeles, CA  90067
                   (310) 201-7795

                       Copy to:

                   Kent V, Graham
                O'Melveny & Myers LLP
         1999 Avenue of the Stars, 7th Floor
                Los Angeles, CA  90067
                   (310) 246-6820



       (Name, Address and Telephone Number of
        Person Authorized to Receive Notices
             and Communications)

               November 18, 1996


(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]

(1)  NAME OF REPORTING PERSON

          Dorchester Partners, L.P.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                         (a)  [x]
                                         (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          WC


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                             [  ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


                   : (7) SOLE VOTING POWER
                   :   -0- SHARES OF COMMON STOCK
                   :
                   : (8) SHARED VOTING POWER
Number Of Shares   :   350,300 SHARES OF COMMON STOCK
Beneficially Owned :
By Each Reporting  : (9) SOLE DISPOSITIVE POWER
Person With        :   -0- SHARES OF COMMON STOCK
                   :
                   : (10) SHARED DISPOSITIVE POWER
                   :   350,300 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       350,300 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.50%


(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

          Dorchester Advisors, Inc.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                  (a)  [x]
                                  (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                    [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA


                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   350,300 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   350,300 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          350,300 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES               [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.50%


(14) TYPE OF REPORTING PERSON

          CO

(1)  NAME OF REPORTING PERSON

          Michael J. Halpern


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a)  [x]
                                   (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                           [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA


                     : (7) SOLE VOTING POWER
                     :   29,000 SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   379,300 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   29,000 SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   379,300 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          379,300 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.71%


(14) TYPE OF REPORTING PERSON

          IN

          This Amendment No. 1 to Schedule 13D, filed on behalf of Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), Dorchester Advisors, Inc., a California corporation ("Advisors"), and Michael J. Halpern, an individual ("Halpern"), hereby amends the Schedule 13D filed on November 25, 1996 as follows:


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended to supply the following additional information:

          On November 15, 1996, shortly after the date that triggered the Reporting Persons' obligation to file the Schedule 13D that this Amendment to Schedule 13D amends, DNKY announced negative news with respect to its financial results, leading to a significant decline in the market price of the Common Shares. Upon hearing of that announcement, the Reporting Persons commenced sales of shares, as is reflected in the table set forth in Item 5(c). As a result of these sales, the Reporting Persons own 379,300 shares of Common Stock, which is less than 5% of the outstanding shares of Common Stock. Consequently, the Reporting Persons are no longer subject to the reporting requirements under
Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of their ownership of equity securities of DNKY.

                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1996


                               DORCHESTER ADVISORS, INC.

                               By: ___/s/ Michael J. Halpern___
                                   Michael J. Halpern
                                   President


                               DORCHESTER PARTNERS, L.P.

                               By:     Dorchester Advisors, Inc.
                                   General Partner

                               By: ___/s/ Michael J. Halpern___
                                   Michael J. Halpern
                                   President




                               ___/s/ Michael J. Halpern___
                                  Michael J. Halpern